Exhibit 99.2

Graphite for North America

Graphex Group Receives Unsolicited Preliminary Offer and LOI to Buy Graphex Technologies and Propel its North American Expansion Strategy

Graphex Group Limited, a global graphite processing company, has received a preliminary offer to buy Graphex Technologies, its U.S.-based subsidiary, for stock by a NASDAQ-listed company.

The proposed transaction will transition Graphex Technologies into an independent U.S. Company in order to serve the fast-growing market for Li-ion battery anode materials in North America.

WARREN, Mich., December 6, 2023 - Graphex Group Limited (“Graphex Group” or the “Company”) (NYSE American: GRFX | HKSE: 6128), together with its wholly owned U.S. subsidiary, Graphex Technologies, LLC (Graphex Tech), today announced that it has entered into a Letter of Intent (LOI) with an independent NASDAQ-listed blank check company (the “Purchaser”), pursuant to which the Purchaser proposes to acquire 100% of the equity interest of Graphex Tech, which is held by Graphex Group, (the “Acquisition”).

The pre-money enterprise value, net of liabilities, for Graphex Tech is anticipated to be between$100 and -$200 million but may vary subject to certain deliverables and market conditions at the time of closing of the transaction and post-transaction milestones. The consideration for the Acquisition will be paid by the Purchaser solely in shares of its common stock (“Consideration Shares”). The final consideration will be determined in the definitive agreement to be entered into by both parties after further negotiations. The definitive agreement is conditional upon the Acquisition being approved by shareholders at the general meetings of Graphex Group and the Purchaser, registration of the Consideration Shares and compliance with the Securities Act the Hong Kong Stock Exchange, the NASDAQ and NYSE. The specific rights and obligations of both parties under the Acquisition are subject to the terms and conditions to be finalized in definitive agreements. The parties will work to close the Acquisition in the first half of 2024 and Graphex Group has agreed to negotiate with the Purchaser for at least 105 days and during such period will not seek an alternative transaction with a special purpose acquisition corporation that sells all or substantially all of the business of Graphex Tech. However, there can be no assurance that the Acquisition will be completed on acceptable terms or at all.

As soon as practicable upon the completion of the Acquisition, Graphex Group intends to distribute the Consideration Shares to all its shareholders on a pro rata basis. It is further expected that a new, independent Board of Directors will be strategically selected and that Graphex Tech’s Chief Executive Officer John DeMaio, will continue to lead the new public company after the completion of the Acquisition.

John DeMaio, CEO of Graphex Tech. said:

“In light of the recent news coming out of China regarding graphite export restrictions, this move to separate Graphex Technologies from Graphex Group’s China operations to focus on anode material production in North America will further validate our commitment to build-out domestic supply chain stability for this critical component of EV batteries to our customers, partners, and agencies , and will facilitate our access to additional investors, incentives, and other financing sources, all of which accelerate our growth strategy.”

Andross Chan, CEO of Graphex Group said:

“As we focus on increasing our production capabilities by 10X over the next several years to serve the Chinese and Asian markets, this is a perfect time for Graphex Technologies to flourish in North America and beyond and we are happy to share the upside with all our shareholders. John and the team have done a fantastic job of positioning Graphex Technologies as a foundational player in the critical mineral supply chain, and this separation will pave the way for their great success.”

To learn more about Graphex Technologies, please visit www.graphexgroup.com.

About Graphex

Graphex is a multinational technology company focused on the development of technologies and products to enhance renewable energy, particularly the refining of natural spherical graphite, synthetic graphite, and graphene-related products - key components in EVs/Lithium-ion batteries as well as in other uses. Graphex has extensive commercial experience in the deep processing of graphite and producing battery grade graphite anode material. Current production is 10,000 tonnes per annum (tpa) with a current expansion underway to increase production to 50,000 tpa within the next 18 months, to 100,000 tpa over the next 36 months, and to 150,000 tpa or more by 2030.

Graphex is currently among the top suppliers of specialized graphite anode material to the EV and renewable energy industries and holds patents in areas including products, production methods, machinery design, and environmental protection. Graphex’s strategy is to expand its operations globally to support energy transition and electrification efforts worldwide.

Forward Looking Statements

All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. We have based these forward looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties. Information from third sources identified in this release is based on published reports for such information and we have assumed the accuracy of such reports without independent investigation or inquiry. This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Contacts

Corporate:

Graphex Group

info@graphexgroup.com

www.graphexgroup.com

Public Relations:

FischTank PR

graphex@fischtankpr.com